Exhibit 99.1

FOR IMMEDIATE RELEASE

Jameson Inns, Inc.	Contact: (866) 277-3965
41 Perimeter Center East, Suite 400 Atlanta, Georgia 30346 (770) 481-0305	Investor Relations: investorrelations@jamesoninns.com

Jameson Inns, Inc. Reports Fourth Quarter and FY 2005 Financial Results

March 6, 2006

ATLANTA, GA—Jameson Inns, Inc. (NASDAQ: JAMS), owner and operator of Jameson Inn and Signature Inn hotels, today announced financial results for the fourth quarter and fiscal year ended December 31, 2005.

Fourth Quarter Highlights

•	Jameson Inn Brand RevPAR Up 19% Due to Record Gains in Occupancy

•	RevPAR for All Hotels in Continuing Operations Increased 18%

•	RevPAR for 5 Newly Converted Jameson Inns Grew 21%

•	Net Loss Per Common Share Improves to ($0.03) from ($0.14)

•	Adjusted EBITDA for Continuing Operations Rises 51% to $6.3 million

•	Fiscal Year Net Income Per Common Share Improves to $0.01 from a Loss of ($1.06)

Fourth Quarter Results

Three Months Ended December 31,	2005	2004	Net Change
Jameson Inn Brand RevPAR	$37.55	$31.66	+19%
Combined Brands RevPAR	$34.16	$29.02	+18%
Newly Converted Inns RevPAR	$33.12	$27.45	+21%
Jameson Inn Brand Occupancy	57.3%	50.7%	660 basis points
Net Loss per Common Share	($0.03)	($0.14)	+79%
Adjusted EBITDA for Continuing Operations	$6.3 million	$4.2 million	+51%

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For the quarter ended December 31, 2005, total revenue was $22.6 million, net loss totaled $1.7 million or ($0.03) per common share, and adjusted EBITDA was $6.3 million.

Lodging revenues grew by approximately $3.2 million or 16.8% to $22.3 million in the fourth quarter 2005 from $19.1 million in the same period in 2004. The improvement resulted from an increase in average daily rate (ADR) of $1.89, or 3.0%, and an increase in occupancy of 6.6 percentage points, to 52.3%. This combination drove a 17.7% increase in revenue per available room (RevPAR) for combined brands.

Occupancy for the Company’s core brand, Jameson Inn, increased 6.6 percentage points to 57.3% in fourth quarter 2005 from 50.7% in the same period in 2004 while ADR increased 4.9% to $65.50 in the fourth quarter 2005 as compared to $62.43 in the same period in 2004. This combination drove RevPAR 18.6% higher to $37.55, or $5.89 better than the same period in 2004.

Gross operating profit, defined as total revenues less direct lodging expenses, improved to $10.3 million in fourth quarter 2005 from $8.2 million in the same period of 2004. As a percentage of revenues, gross operating profit improved to 45.5% in fourth quarter 2005 from 42.7% in the same period of 2004.

ADR for the Signature Inn brand was $64.40 in fourth quarter 2005 compared to $67.91 in the same period in 2004, while occupancy was 30.3% compared to 32.5%, in the same period last year. This resulted in a RevPAR decline of 11.5%. Four Signature Inns were under renovation and conversion during the fourth quarter 2005, causing an overall decrease in performance of these Inns during the period. Through a combination of asset sales and conversions, we have reduced the number of Signature Inns from 26 to 12 (excluding two classified as held-for-sale) at December 31, 2005. Our plan remains to convert the remaining 12 Signature Inns to Jameson Inns, completing six by the end of 2006 and the last six in 2007.

Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc., stated “This was one of the best years in the Company’s recent history. We believe that we are building momentum and producing very positive results driven by our capital investment programs, including the on-going conversion of our Signature Inns to the Jameson Inn brand.”

Fiscal Year Results

Twelve Months Ended December 31,	2005	2004	Net Change
Jameson Inn Brand RevPAR	$37.82	$33.50	+13%
Combined Brands RevPAR	$34.72	$31.38	+11%
Jameson Inn Brand Occupancy	59.3%	55.6%	370 basis points
Net Income (Loss) per Common Share	$0.01	($1.06)	+101%
Adjusted EBITDA for Continuing Operations	$28.6 million	$26.5 million	+8%

Net income attributable to common stockholders was approximately $0.6 million, or $0.01 per share for fiscal year 2005, compared to a net loss of approximately $34.1 million, or ($1.06) per share in 2004. The net change was primarily due to a one time lease termination expense in 2004 of approximately $9.0 million resulting from the acquisition of Kitchin Hospitality, LLC and a loss on redemption of the preferred stock of approximately $16.0 million, which were partially offset by an income tax benefit of approximately $1.4 million to establish an initial deferred tax asset due to the change in taxable status in 2004 and the elimination of preferred dividends of approximately $4.4 million.

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Lodging revenues rose 7.2% to $90.6 million for fiscal year 2005, compared to $84.5 million in 2004 driven by an occupancy rate increase of 3.7 percentage points for Jameson Inns to 59.3% from 55.6%. ADR for the Jameson Inn brand increased 5.8% to $63.83 for the year ended December 31, 2005. This combination resulted in a RevPAR increase of 12.9% for the Jameson Inn brand.

Mr. Kitchin continued, “The Company is also benefiting from industry-wide improvement. The double digit RevPAR gain of 13% for our Jameson Inn brand in 2005 far exceeds the 8% gain for the lodging industry. Our 3.7 percentage point improvement in occupancy for the year is more than double the industry-wide results. As we have previously noted, achieving higher occupancy levels is a critical part of our long-term growth strategy as it allows the Company to focus on improving our ADR, which is key to increasing our profitability.”

Gross operating profit improved to $43.6 million in 2005 from $39.7 million in 2004. As a percentage of revenue, gross operating profit improved to 47.7 % in 2005 from 46.7% in 2004. “Our margins have historically been strong since we do not pay franchise fees,” said Kitchin. “We are pleased to see growth in gross operating profit for both the quarter and year.”

During 2005, ADR for the Signature Inn brand increased less than 1%, while occupancy decreased to 36.7% from 39.1%. This combination resulted in a RevPAR decrease of 6.0% for the Signature Inn brand.

Mr. Kitchin concluded, “The migration of the Company to our core brand, Jameson Inn, continues to minimize the impact of the Signature Inn brand. By the end of 2006, our conversion and renovation program should be 65% complete. We are convinced that our transition from the two brands to our strong Jameson Inn brand alone will enhance our opportunity to increase market share and improve performance in the coming years.”

Balance Sheet

At December 31, 2005 variable rate debt as a percentage of total outstanding debt was reduced to approximately 50% from 94% at December 31, 2004. Also, at December 31, 2005, the Company had $6.1 million debt outstanding classified as current maturities compared to $50.0 million at December 31, 2004. The weighted average interest rate of the Company’s debt was 6.3% in 2005 as compared to 5.2% in 2004.

Mr. Craig Kitchin, President and Chief Financial Officer of Jameson Inns, Inc. commented, “During 2005, we made significant strides in improving our balance sheet by fixing the interest rates on a large portion of our debt and reducing current maturities of our mortgage debt to $6.1 million from $50.0 million at December 31, 2004. We were also able to unencumber 31 of our hotels which further strengthens our balance sheet and financial flexibility. In 2006, we will continue to focus on fixing interest rates and extending maturities.”

First Quarter 2006 Update

For the first two months of 2006, occupancy for all continuing operations hotels was 47.6% versus 43.2% in the same period in 2005. The ADR for these hotels was $63.77 compared to $62.85 in the same period in 2005. Consequently, RevPAR was $30.33, up 11.8% over RevPAR of $27.12 in the same period in 2005.

For the five Inns converted to Jameson Inns in 2005, RevPAR was up 39.8% for the first two months of 2006. Three of those Inns were in the construction stage during all or a substantial part of the first two months of 2005.

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In February 2006, as part of the Company’s ongoing divestiture strategy, the Company closed the sale of the two remaining Signature Inns that were classified as held-for-sale.

Inns Undergoing Renovation and Conversion

The Company continues to increase its focus on the stronger performing proprietary Jameson Inn brand through the conversion of Signature Inns. The conversions include a significant renovation and upgrade to the physical property. The Company completed the conversion of five Inns in 2005 and expects to complete four additional Inns by the start of the third quarter 2006 and two more by the end of 2006. The Company expects to complete the remaining six hotel conversions by the end of 2007.

During the fourth quarter, based on the perceived success of the Company’s conversion strategy in 2005, the Company removed the Signature Inns in Evansville, Indiana and Springfield, Illinois from the held-for-sale category, and will now convert them to the Jameson Inn brand.

The Company invested approximately $7.5 million in the fourth quarter of 2005 and approximately $18.6 million for the year ended December 31, 2005 for its capital refurbishment program, renovation and conversion projects. The 2006 budget for capital improvement projects is $19.0 million which includes the renovation and conversion of Signature Inns and refurbishment of existing Jameson Inns.

Total Inns

At December 31, 2005, the Company owned 95 Jameson Inns (including five which are converted Signature Inns), and franchised an additional 12 Jameson Inns in the southeastern and midwestern United States. At the same date, the Company also owned 14 Signature Inns (including four that were in the process of being converted to Jameson Inns and two that were held-for-sale) in the midwestern United States.

The Company’s 109* owned and 12 franchised Inns are located in the following states:

					Combined Brands
	Jameson Inns		Signature Inns		Hotels	Rooms	Percentage of Total Rooms
State	Hotels	Rooms	Hotels	Rooms
Georgia	31	1,596	—	—	31	1,596	20.4%
Indiana	2	246	10	1,096	12	1,342	17.2%
Alabama	18	960	—	—	18	960	12.3%
Tennessee	12	780	—	—	12	780	10.0%
N. Carolina	14	677	—	—	14	677	8.7%
S. Carolina	10	577	—	—	10	577	7.4%
Florida	6	390	—	—	6	390	5.0%
Illinois	—	—	3	371	3	371	4.7%
Mississippi	6	349	—	—	6	349	4.5%
Kentucky	3	305	—	—	3	305	3.9%
Louisiana	3	213	—	—	3	213	2.7%
Ohio	—	—	1	125	1	125	1.6%
Virginia	2	122	—	—	2	122	1.6%

Total	107	6,215	14	1,592	121	7,807	100.0%

*	Includes two Signature Inns (totaling 263 rooms) held-for-sale at December 31, 2005.

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Earnings Conference Call

As previously announced, the Company’s fourth quarter and fiscal year ended December 31, 2005, earnings conference call is scheduled for 5:00 pm EST, March 6, 2006.

A live audio of the call will be accessible to the public by calling US/Canada Dial-In #: (800) 811-8824 or International/Local Dial-In #: (913) 981-4903. Callers should dial in approximately 5 minutes before the call begins. The call is also available via the internet at www.jamesoninns.com.

A conference call replay will be available one hour following the call for seven days and can be accessed by calling: (888) 203-1112 (U.S. Callers) or (719) 457-0820 (International Callers) Conference ID 5048272. A replay of the conference call will also be available for thirty days following the call at www.jamesoninns.com.

For more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

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Operating Statistics

	Three Months Ended December 31,
	Room Nights Available		Occupancy Rate		ADR		RevPAR		RevPAR
	2005	2004	2005	2004	2005	2004	2005	2004	Change
Jameson Inns (1)	527,774	471,500	57.3%	50.7%	$65.50	$62.43	$37.55	$31.66	18.6%
Signature Inns (1)	122,268	178,296	30.3%	32.5%	$64.40	$67.91	$19.50	$22.03	-11.5%
Combined Brands (1)	650,042	649,796	52.3%	45.7%	$65.38	$63.49	$34.16	$29.02	17.7%
Discontinued Operations	24,196	62,744	38.5%	29.34%	$44.57	$55.97	$17.16	$16.42	4.5%

	Year Ended December 31,
	Room Nights Available		Occupancy Rate		ADR		RevPAR		RevPAR
	2005	2004	2005	2004	2005	2004	2005	2004	Change
Jameson Inns (1)	1,994,663	1,900,085	59.3%	55.6%	$63.83	$60.31	$37.82	$33.50	12.9%
Signature Inns (1)	585,247	709,308	36.7%	39.1%	$65.94	$65.70	$24.17	$25.70	-6.0%
Combined Brands (1)	2,579,910	2,609,393	54.1%	51.1%	$64.15	$61.43	$34.72	$31.38	10.6%
Discontinued Operations	168,263	265,872	40.5%	36.6%	$53.07	$55.97	$21.51	$20.51	4.9%

	Three Months Ended December 31,
	Room Nights Available		Occupancy Rate		ADR		RevPAR		RevPAR
	2005	2004	2005	2004	2005	2004	2005	2004	Change
Converted Inns (2)	55,752	56,120	41.7%	36.2%	$79.53	$75.80	$33.12	$27.45	20.7%
Inns under renovation and conversion (3)	37,536	37,536	26.6%	29.7%	$70.03	$70.27	$18.65	$20.87	-10.6%

(1)	Brand statistics reflect only owned hotels included in continuing operations.

(2)	The Signature Inn in Knoxville, Tennessee and the two in Louisville, Kentucky were converted and began operating as Jameson Inns on April 1, 2005. The Signature Inns in South Bend and Elkhart, Indiana were converted and began operating as Jameson Inns on October 1, 2005.

(3)	The operating results of four Signature Inns in Indianapolis, Indiana were negatively impacted by the on-going renovation activity during the fourth quarter of 2005. These Inns will be converted to Jameson Inns by the beginning of the third quarter 2006.

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Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
Assets
Current Assets:
Cash and cash equivalents	$2,721,239	$1,626,322
Restricted cash	675,554	1,745,171
Trade accounts receivable, net of allowance of $106,240 and $124,504 at December 31, 2005 and 2004, respectively	1,967,905	1,442,912
Other receivables	330,214	206,706
Prepaid expenses	658,626	554,105

Total current assets	6,353,538	5,575,216
Operating property and equipment	367,726,058	352,108,626
Less accumulated depreciation	(98,852,841)	(91,160,887)
Property and equipment held for sale, net	5,528,024	16,754,836

	274,401,241	277,702,575
Deferred finance costs, net	5,043,276	1,881,995
Other assets	663,262	976,554
Investment in trust preferred securities	812,000	—

Total assets	$287,273,317	$286,136,340

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of mortgage notes payable	$6,094,895	$49,991,739
Line of credit borrowings	2,502,015	110,216
Accounts payable and accrued expenses	7,119,046	4,582,803
Accrued interest payable	751,009	830,368
Accrued property and other taxes	1,801,260	2,165,734
Accrued payroll	1,850,898	1,150,571

Total current liabilities	20,119,123	58,831,431
Mortgage notes payable, less current portion	124,315,246	147,737,940
Trust preferred notes	27,062,000	—
Convertible notes	35,000,000	—

Total liabilities	206,496,369	206,569,371
Stockholders’ Equity
Common stock, $0.10 par value, 100,000,000 shares authorized, 57,510,490 shares and 57,052,630 shares issued and outstanding at December 31, 2005 and 2004, respectively	5,751,049	5,705,263
Contributed capital	110,705,429	110,375,931
Unamortized deferred compensation	(1,589,541)	(1,819,158)
Retained deficit	(34,089,989)	(34,695,067)

Total stockholders’ equity	80,776,948	79,566,969

Total liabilities and stockholders’ equity	$287,273,317	$286,136,340

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Consolidated Statements of Operations

	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)
Lodging revenues	$22,339,385	$19,130,793	$90,577,289	$84,509,633
Other revenues	302,593	141,981	793,283	475,450

Total revenues	22,641,978	19,272,774	91,370,572	84,985,083
Direct lodging expenses	12,329,595	11,051,517	47,804,628	45,325,170
Property and other taxes and insurance	1,362,051	1,649,626	5,484,289	5,692,379
Depreciation	4,319,713	3,269,198	14,824,191	13,874,188
Corporate general and administrative	2,640,419	2,385,955	9,481,671	7,507,013
Interest expense	3,586,116	2,598,031	12,970,200	10,586,296
Early extinguishment of mortgage notes	1,254	34,225	384,797	66,240
Lease termination costs	—	—	—	8,954,361
Loss on impairment of real estate	—	—	—	769,400
Gain on sale of property and equipment	(15,077)	(34,817)	(19,451)	(767,107)

Total expenses	24,224,071	20,953,735	90,930,325	92,007,940

Income (loss) before income taxes and discontinued operations	(1,582,093)	(1,680,961)	440,247	(7,022,857)
Deferred tax benefit due to change in taxable status	—	—	—	(1,397,672)
Income tax expense (benefit)	—	1,405,603	—	1,397,672

Net income (loss) from continuing operations	(1,582,093)	(3,086,564)	440,247	(7,022,857)
Income (loss) from discontinued operations	(36,833)	(498,055)	(92,336)	(912,740)
Loss on impairment related to discontinued operations	(80,000)	(2,253,972)	(80,000)	(5,878,301)
Gain (loss) on sale of discontinued operations	—	—	337,167	34,638
Income tax (benefit)	—	1,914,631	—	—

Net income (loss) from discontinued operations	(116,833)	(4,666,658)	164,831	(6,756,403)

Net income (loss)	(1,698,926)	(7,753,222)	605,078	(13,779,260)
Preferred stock dividends	—	(10)	—	4,371,706
Loss on redemption of preferred stock	—	—	—	15,954,925

Net income (loss) attributable to common stockholders	$(1,698,926)	$(7,753,212)	$605,078	$(34,105,891)

Per common share (basic and diluted):
Income (loss) from continuing operations attributable to common stockholders	$(0.03)	$(0.06)	$0.01	$(0.85)
Income (loss) from discontinued operations	—	(0.08)	—	(0.21)

Net income (loss) attributable to common stockholders	$(0.03)	$(0.14)	$0.01	$(1.06)

Weighted average shares - basic and diluted	56,758,561	56,494,747	56,760,147	32,260,713

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Consolidated Statements of Cash Flows

	Year Ended December 31
	2005	2004 as revised	2003 as revised
Operating activities
Net income (loss)	$605,078	$(13,779,260)	$(865,274)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
(Income) loss from discontinued operations	(164,831)	6,756,403	(832,019)
Depreciation	14,824,191	13,874,188	16,613,878
Amortization of deferred finance costs	667,698	765,201	945,943
Stock-based compensation expense	364,204	399,983	409,587
Loss on impairment of real estate	—	769,400	710,000
Early extinguishments of debt	384,797	66,240	211,009
Lease termination costs- non cash	—	9,215,220	—
Gain on disposal of property and equipment	(19,451)	(767,107)	(56,086)
Changes in assets and liabilities increasing (decreasing) cash:
Trade accounts receivable, net	(524,993)	69,591	—
Other receivables, net	(123,508)	(59,791)	—
Prepaid expenses and other assets	99,338	154,980	(49,330)
Receivable from affiliate	—	—	(1,762,845)
Accounts payable and accrued expenses	1,051,619	638,674	820,362
Accrued interest payable	(35,659)	(138,259)	(69,165)
Accrued property and other taxes	(364,474)	522,903	(188,454)
Accrued payroll	700,327	319,150	—

Net cash provided by operating activities - continuing operations	17,464,336	18,807,516	15,887,606
Net cash provide by (used in) operating activities - discontinued operations	304,629	(915,247)	2,389,673

Net cash provided by operating activities	17,768,965	17,892,269	18,277,279

Investing activities
(Additions) reductions to restricted cash for FF&E reserves	1,069,617	(103,133)	(192,213)
Proceeds from disposition of land, property and equipment	315,951	5,075,397	1,200,135
Additions to property and equipment	(17,396,891)	(7,422,365)	(4,160,200)

Net cash used in investing activities - continuing operations	(16,011,323)	(2,450,101)	(3,152,278)
Net cash provided by investing activities - discontinued operations	7,532,124	4,033,407	2,495,389

Net cash (used in) provided by investing activities	(8,479,199)	1,583,306	(656,889)

Financing activities
Common stock dividends paid	—	—	(1,786,984)
Preferred stock dividends paid	—	(6,039,318)	(6,668,345)
Proceeds from issuance of common stock, net of offering expense	164	76,948,406	110,647
Payments on redemption of preferred stock, net	—	(75,662,976)	—
Advances for mortgage note refinancing	(200,000)	—	—
Proceeds from mortgage notes payable	—	17,050,929	10,470,736
Proceeds from trust preferred securities offering, net of deferred finance costs of $784,500	25,465,500	—	—
Proceeds from convertible notes issuance	35,000,000	—	—
Proceeds from line of credit, net	2,391,799	100,541	—
Payments of deferred finance costs	(3,489,074)	(661,225)	(560,781)
Payoffs of mortgage notes payable	(47,247,077)	(19,638,233)	(7,130,040)
Payments on mortgage notes payable	(7,971,875)	(10,511,850)	(10,005,195)

Net cash provided by (used in) financing activities - continuing operations	3,949,437	(18,413,726)	(15,569,962)
Net cash used in financing activities - discontinued operations	(12,144,286)	(2,984,610)	(2,333,822)

Net cash used in financing activities	(8,194,849)	(21,398,336)	(17,903,784)

Net change in cash and cash equivalents	1,094,917	(1,922,761)	(283,394)
Cash and cash equivalents at beginning of year	1,626,322	3,549,083	3,832,477

Cash and cash equivalents at end of year	$2,721,239	$1,626,322	$3,549,083

Supplemental information
Interest paid	$13,595,630	$11,749,446	$12,962,784
Federal income taxes paid	$—	$—	$51,644

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Reconciliation of Net Income (Loss) to EBITDA

	Three Months Ended December 31, 2005			Three Months Ended December 31, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$(1,699)	$(1,582)	$(117)	$(7,753)	$(3,086)	$(4,667)
Depreciation	4,320	4,320	—	3,269	3,269	—
Interest expense	3,606	3,586	20	2,842	2,598	244
Income tax expense (benefit)	—	—	—	3,320	1,406	1,914

EBITDA	$6,227	$6,324	$(97)	$1,678	$4,187	$(2,509)

The items listed below have not been included as adjustments in the above calculation of EBITDA:

Gain on sale of property and equipment	$(15)	$(15)	$—	$(35)	$(35)	$—
Early extinguishment of mortgage notes	1	1	—	34	34	—
Impairment losses	80	—	80	2,254	—	2,254

Adjusted EBITDA	$6,293	$6,310	$(17)	$3,931	$4,186	$(255)

	Year Ended December 31, 2005			Year Ended December 31, 2004
	As Reported	Continuing Operations	Discontinued Operations	As Reported	Continuing Operations	Discontinued Operations
	(dollars in thousands)			(dollars in thousands)
Net income (loss) attributable to common stockholders	$605	$440	$165	$(34,106)	$(27,350)	$(6,756)
Depreciation	14,824	14,824	—	14,505	13,874	631
Interest expense	13,516	12,970	546	11,611	10,586	1,025

EBITDA	$28,945	$28,234	$711	$(7,990)	$(2,890)	$(5,100)

The items listed below have not been included as adjustments in the above calculation of EBITDA:

Gain on sale of property and equipment	$(357)	$(19)	$(337)	$(802)	$(767)	$(35)
Early extinguishment of mortgage notes	385	385	—	66	66	—
Impairment losses	80	—	80	6,648	769	5,879
Lease termination costs	—	—	—	8,954	8,954	—
Preferred dividends	—	—	—	4,372	4,372	—
Loss on redemption of preferred stock	—	—	—	15,955	15,955	—

Adjusted EBITDA	$29,053	$28,600	$454	$27,203	$26,459	$744

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EBITDA is defined as income before interest expense, income tax expense, depreciation and amortization.

The Company uses EBITDA to measure the financial performance of its operations because it excludes interest, income taxes, and depreciation, which bear little or no relationship to operating performance. EBITDA from continuing operations also excludes those items which relate to net income (loss) from discontinued operations. By excluding interest expense, EBITDA measures financial performance irrespective of the Company’s capital structure or how it finances its hotel properties and operations. By excluding income taxes, the Company believes EBITDA provides a basis for measuring the financial performance of its operations excluding factors that its hotels cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of its operations without regard to their historical cost. For all of these reasons, the Company believes that EBITDA and EBITDA from continuing operations provide information that is relevant and useful in evaluating its business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve its fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest paid on outstanding debt nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. EBITDA, as defined by the Company, may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as the Company defines the term. Because the Company uses EBITDA to evaluate its financial performance, the Company reconciles it to net income (loss) (and in the case of EBITDA from continuing operations, to net income (loss) from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income (loss) determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Adjusted EBITDA is a non-GAAP measure and should not be used as a substitute for measures such as net income (loss), cash flows from operating activities, or other measures computed in accordance with GAAP. The company uses Adjusted EBITDA to measure its performance and to assist in the assessment of hotel property values. Adjusted EBITDA is also a widely used industry measure which the Company believes provides pertinent information to investors and is an additional indicator of the Company’s operating performance. The company defines Adjusted EBITDA as EBITDA excluding the effects of certain charges such as gains and losses related to the sale of Inns, gains and losses related to early extinguishment of debt, losses on impairment of real estate, costs related to the acquisition of Kitchin Hospitality, preferred dividends and the cost of redemption of preferred stock.

Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.